03034971

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING
RECEIVED
OCT 16 2003
WASH, D.C. 155 SECTION

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, October 15, 2003 Home Equity Pass-Through Certificates, Series 2003-6

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100669
SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
OCT 20 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By:____________________
Name: John Graham
Title: Vice President

Dated: October 15, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DERIVED INFORMATION [10/14/03]

HEMT Series 2003-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 10/01/03 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	5,019		
Total Outstanding Loan Balance	208,247,617.87		
Average Loan Current Balance	41,491.85	7,255.63	400,000.00
Weighted Average Combined LTV	94.77		
Weighted Average Coupon	9.73		
Weighted Average FICO (Non-Zero)	702		
Weighted Average Age (Months)	4		
% Prepayment Penalties	33.46%		
% Fixed Rate	100.00%		
% Second Liens	98.47%		

Current Rate		Loan Count	Balance	%
	5.001 - 5.500	1	200,000.00	0.10
	5.501 - 6.000	6	198,327.98	0.10
	6.001 - 6.500	42	2,496,984.96	1.20
	6.501 - 7.000	177	9,408,870.22	4.52
	7.001 - 7.500	453	17,636,134.06	8.47
	7.501 - 8.000	552	19,396,449.44	9.31
	8.001 - 8.500	434	17,325,707.63	8.32
	8.501 - 9.000	470	20,116,837.31	9.66
	9.001 - 9.500	299	12,373,501.53	5.94
	9.501 - 10.000	391	17,974,207.66	8.63
	10.001 - 10.500	466	20,153,738.41	9.68
	10.501 - 11.000	397	18,239,476.02	8.76
	11.001 - 11.500	272	13,839,288.86	6.65
	11.501 - 12.000	342	14,351,819.38	6.89
	12.001 - 12.500	494	17,500,791.36	8.40
	12.501 - 13.000	185	5,977,517.63	2.87
	13.001 - 13.500	14	432,340.91	0.21
	13.501 - 14.000	21	562,372.48	0.27
	14.001 - 14.500	1	20,250.00	0.01
	14.501 - 15.000	1	17,254.98	0.01
	15.501 - 16.000	1	25,747.05	0.01
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
FICO	626 - 650	659	27,234,700.72	13.08
	651 - 675	1,059	43,767,607.36	21.02
	676 - 700	904	39,502,641.50	18.97
	701 - 725	826	35,065,063.28	16.84
	726 - 750	711	28,206,150.72	13.54
	751 - 775	564	22,682,765.06	10.89
	776 - 800	253	10,119,526.92	4.86
	801 - 825	41	1,569,162.31	0.75
	826 - 850	2	100,000.00	0.05
	Total:	**5,019**	**208,247,617.87**	**100.00**

Scheduled Balance		Loan Count	Balance	%
	0.01 - 25,000.00	1,448	27,465,739.94	13.19
	25,000.01 - 50,000.00	2,188	78,804,048.06	37.84
	50,000.01 - 75,000.00	962	58,794,671.55	28.23
	75,000.01 - 100,000.00	310	27,119,137.05	13.02
	100,000.01 - 125,000.00	57	6,469,757.49	3.11
	125,000.01 - 150,000.00	33	4,529,560.44	2.18
	150,000.01 - 175,000.00	5	805,833.61	0.39
	175,000.01 - 200,000.00	6	1,127,823.00	0.54
	200,000.01 - 225,000.00	1	218,283.33	0.10
	250,000.01 - 275,000.00	2	512,750.00	0.25
	275,000.01 - 300,000.00	1	280,000.00	0.13
	300,000.01 - 325,000.00	1	315,000.00	0.15
	325,000.01 - 350,000.00	3	1,030,113.40	0.49
	350,000.01 - 375,000.00	1	374,900.00	0.18
	375,000.01 - 400,000.00	1	400,000.00	0.19
	Total:	**5,019**	**208,247,617.87**	**100.00**

Original Term		Loan Count	Balance	%
	<= 60	148	4,200,511.88	2.02
	61 - 120	616	17,449,399.31	8.38
	121 - 180	2,995	128,398,291.69	61.65
	181 - 240	674	28,392,192.42	13.63
	241 - 300	1	119,436.40	0.06
	301 - 360	585	29,687,786.17	14.26
	Total:	**5,019**	**208,247,617.87**	**100.00**

Combined LTV		Loan Count	Balance	%
	0.01 - 10.00	3	62,000.00	0.03
	10.01 - 20.00	8	339,893.68	0.16
	20.01 - 30.00	7	332,427.86	0.16
	30.01 - 40.00	18	825,146.02	0.40
	40.01 - 50.00	23	1,221,086.97	0.59
	50.01 - 60.00	28	1,748,861.39	0.84
	60.01 - 70.00	47	2,703,598.97	1.30
	70.01 - 80.00	118	7,100,616.23	3.41
	80.01 - 90.00	820	31,760,082.93	15.25
	90.01 - 95.00	929	35,098,177.50	16.85
	95.01 - 100.00	3,018	127,055,726.32	61.01
	Total:	**5,019**	**208,247,617.87**	**100.00**

Documentation Type		Loan Count	Balance	%
	Full/Alt	2,214	81,427,288.99	39.10
	NINA	180	8,694,382.39	4.18
	Reduced	1,663	77,569,028.24	37.25
	Stated/Stated	962	40,556,918.25	19.48
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
Occupancy Status	Investment	520	14,118,951.12	6.78
	Primary	4,447	192,085,828.10	92.24
	Secondary	52	2,042,838.65	0.98
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
State	California	1,611	87,124,360.14	41.84
	Nevada	298	10,415,297.51	5.00
	New York	164	8,747,023.23	4.20
	Arizona	257	7,650,230.12	3.67
	Florida	204	7,452,000.38	3.58
	New Jersey	135	7,356,740.10	3.53
	Virginia	159	6,936,589.84	3.33
	Washington	158	6,004,558.55	2.88
	Texas	205	5,938,381.91	2.85
	Minnesota	176	5,818,907.26	2.79
	Illinois	155	5,503,708.75	2.64
	Maryland	109	4,858,146.84	2.33
	Colorado	115	4,409,286.71	2.12
	Oregon	108	3,734,842.59	1.79
	Missouri	123	3,593,761.52	1.73
	Other	1,042	32,703,782.42	15.70
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
Purpose	Construction/Permanent	1	31,882.56	0.02
	Purchase	3,769	151,875,454.15	72.93
	Refinance - Cashout	970	46,541,480.28	22.35
	Refinance - Rate Term	279	9,798,800.88	4.71
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
Property Type	2 - 4 Family	350	15,628,229.86	7.50
	Condominium	447	16,956,930.44	8.14
	PUD	737	31,109,092.60	14.94
	Single Family Residence	3,485	144,553,364.97	69.41
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
Lien Position	1	55	3,193,764.28	1.53
	2	4,964	205,053,853.59	98.47
	Total:	**5,019**	**208,247,617.87**	**100.00**

DERIVED INFORMATION [10/14/03]

HEMT Series 2003-6

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 10/01/03 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	5,019		
Total Outstanding Loan Balance	208,247,617.87		
Average Loan Current Balance	41,491.85	7,255.63	400,000.00
Weighted Average Combined LTV	94.77		
Weighted Average Coupon	9.73		
Weighted Average FICO (Non-Zero)	702		
Weighted Average Age (Months)	4		
% Prepayment Penalties	33.46%		
% Fixed Rate	100.00%		
% Second Liens	98.47%		

Current Rate		Loan Count	Balance	%
	5.001 - 5.500	1	200,000.00	0.10
	5.501 - 6.000	6	198,327.98	0.10
	6.001 - 6.500	42	2,496,984.96	1.20
	6.501 - 7.000	177	9,408,870.22	4.52
	7.001 - 7.500	453	17,636,134.06	8.47
	7.501 - 8.000	552	19,396,449.44	9.31
	8.001 - 8.500	434	17,325,707.63	8.32
	8.501 - 9.000	470	20,116,837.31	9.66
	9.001 - 9.500	299	12,373,501.53	5.94
	9.501 - 10.000	391	17,974,207.66	8.63
	10.001 - 10.500	466	20,153,738.41	9.68
	10.501 - 11.000	397	18,239,476.02	8.76
	11.001 - 11.500	272	13,839,288.86	6.65
	11.501 - 12.000	342	14,351,819.38	6.89
	12.001 - 12.500	494	17,500,791.36	8.40
	12.501 - 13.000	185	5,977,517.63	2.87
	13.001 - 13.500	14	432,340.91	0.21
	13.501 - 14.000	21	562,372.48	0.27
	14.001 - 14.500	1	20,250.00	0.01
	14.501 - 15.000	1	17,254.98	0.01
	15.501 - 16.000	1	25,747.05	0.01
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
FICO	626 - 650	659	27,234,700.72	13.08
	651 - 675	1,059	43,767,607.36	21.02
	676 - 700	904	39,502,641.50	18.97
	701 - 725	826	35,065,063.28	16.84
	726 - 750	711	28,206,150.72	13.54
	751 - 775	564	22,682,765.06	10.89
	776 - 800	253	10,119,526.92	4.86
	801 - 825	41	1,569,162.31	0.75
	826 - 850	2	100,000.00	0.05
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
Scheduled Balance	0.01 - 25,000.00	1,448	27,465,739.94	13.19
	25,000.01 - 50,000.00	2,188	78,804,048.06	37.84
	50,000.01 - 75,000.00	962	58,794,671.55	28.23
	75,000.01 - 100,000.00	310	27,119,137.05	13.02
	100,000.01 - 125,000.00	57	6,469,757.49	3.11
	125,000.01 - 150,000.00	33	4,529,560.44	2.18
	150,000.01 - 175,000.00	5	805,833.61	0.39
	175,000.01 - 200,000.00	6	1,127,823.00	0.54
	200,000.01 - 225,000.00	1	218,283.33	0.10
	250,000.01 - 275,000.00	2	512,750.00	0.25
	275,000.01 - 300,000.00	1	280,000.00	0.13
	300,000.01 - 325,000.00	1	315,000.00	0.15
	325,000.01 - 350,000.00	3	1,030,113.40	0.49
	350,000.01 - 375,000.00	1	374,900.00	0.18
	375,000.01 - 400,000.00	1	400,000.00	0.19
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
Original Term	<= 60	148	4,200,511.88	2.02
	61 - 120	616	17,449,399.31	8.38
	121 - 180	2,995	128,398,291.69	61.65
	181 - 240	674	28,392,192.42	13.63
	241 - 300	1	119,436.40	0.06
	301 - 360	585	29,687,786.17	14.26
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
Combined LTV	0.01 - 10.00	3	62,000.00	0.03
	10.01 - 20.00	8	339,893.68	0.16
	20.01 - 30.00	7	332,427.86	0.16
	30.01 - 40.00	18	825,146.02	0.40
	40.01 - 50.00	23	1,221,086.97	0.59
	50.01 - 60.00	28	1,748,861.39	0.84
	60.01 - 70.00	47	2,703,598.97	1.30
	70.01 - 80.00	118	7,100,616.23	3.41
	80.01 - 90.00	820	31,760,082.93	15.25
	90.01 - 95.00	929	35,098,177.50	16.85
	95.01 - 100.00	3,018	127,055,726.32	61.01
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
Documentation Type	Full/Alt	2,214	81,427,288.99	39.10
	NINA	180	8,694,382.39	4.18
	Reduced	1,663	77,569,028.24	37.25
	Stated/Stated	962	40,556,918.25	19.48
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
Occupancy Status	Investment	520	14,118,951.12	6.78
	Primary	4,447	192,085,828.10	92.24
	Secondary	52	2,042,838.65	0.98
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
State	California	1,611	87,124,360.14	41.84
	Nevada	298	10,415,297.51	5.00
	New York	164	8,747,023.23	4.20
	Arizona	257	7,650,230.12	3.67
	Florida	204	7,452,000.38	3.58
	New Jersey	135	7,356,740.10	3.53
	Virginia	159	6,936,589.84	3.33
	Washington	158	6,004,558.55	2.88
	Texas	205	5,938,381.91	2.85
	Minnesota	176	5,818,907.26	2.79
	Illinois	155	5,503,708.75	2.64
	Maryland	109	4,858,146.84	2.33
	Colorado	115	4,409,286.71	2.12
	Oregon	108	3,734,842.59	1.79
	Missouri	123	3,593,761.52	1.73
	Other	1,042	32,703,782.42	15.70
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
Purpose	Construction/Permanent	1	31,882.56	0.02
	Purchase	3,769	151,875,454.15	72.93
	Refinance - Cashout	970	46,541,480.28	22.35
	Refinance - Rate Term	279	9,798,800.88	4.71
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
Property Type	2 - 4 Family	350	15,628,229.86	7.50
	Condominium	447	16,956,930.44	8.14
	PUD	737	31,109,092.60	14.94
	Single Family Residence	3,485	144,553,364.97	69.41
	Total:	**5,019**	**208,247,617.87**	**100.00**

		Loan Count	Balance	%
Lien Position	1	55	3,193,764.28	1.53
	2	4,964	205,053,853.59	98.47
	Total:	**5,019**	**208,247,617.87**	**100.00**

Statistical Collateral Summary – Group 1

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 10/01/03 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	3,928		
Total Outstanding Loan Balance	133,643,276.82		
Average Loan Current Balance	34,023.24	7,255.63	155,000.00
Weighted Average Combined LTV	94.85		
Weighted Average Coupon	9.71		
Weighted Average FICO (Non-Zero)	703		
Weighted Average Age (Months)	5		
% Prepayment Penalties	30.89%		
% Fixed Rate	100%		
% Second Liens	97.70%		

Current Rate		Loan Count	Balance	%
	5.501 - 6.000	5	183,828	0.14
	6.001 - 6.500	32	1,945,162	1.46
	6.501 - 7.000	128	6,018,534	4.50
	7.001 - 7.500	370	12,279,671	9.19
	7.501 - 8.000	465	14,169,644	10.60
	8.001 - 8.500	342	11,401,074	8.53
	8.501 - 9.000	354	12,042,404	9.01
	9.001 - 9.500	231	7,872,733	5.89
	9.501 - 10.000	278	9,799,661	7.33
	10.001 - 10.500	350	12,153,591	9.09
	10.501 - 11.000	299	11,340,750	8.49
	11.001 - 11.500	181	6,696,510	5.01
	11.501 - 12.000	258	8,671,828	6.49
	12.001 - 12.500	433	13,218,167	9.89
	12.501 - 13.000	170	5,084,285	3.80
	13.001 - 13.500	11	265,171	0.20
	13.501 - 14.000	18	437,013	0.33
	14.001 - 14.500	1	20,250	0.02
	14.501 - 15.000	1	17,255	0.01
	15.501 - 16.000	1	25,747	0.02
	Total:	**3,928**	**133,643,276.82**	**100.00**

		Loan Count	Balance	%
FICO	626 - 650	508	17,248,669	12.91
	651 - 675	799	26,659,061	19.95
	676 - 700	690	24,589,453	18.40
	701 - 725	650	22,613,820	16.92
	726 - 750	584	19,363,709	14.49
	751 - 775	452	14,946,934	11.18
	776 - 800	207	6,821,505	5.10
	801 - 825	36	1,300,127	0.97
	826 - 850	2	100,000	0.07
	Total:	**3,928**	**133,643,277**	**100.00**

Scheduled Balance		Loan Count	Balance	%
	0.01 - 25,000.00	1348	25,511,987	19.09
	25,000.01 - 50,000.00	1974	70,462,311	52.72
	50,000.01 - 75,000.00	549	32,084,454	24.01
	75,000.01 - 100,000.00	45	4,000,706	2.99
	100,000.01 - 125,000.00	4	459,950	0.34
	125,000.01 - 150,000.00	7	968,868	0.72
	150,000.01 - 175,000.00	1	155,000	0.12
	Total:	**3,928**	**133,643,276.82**	**100.00**

Original Term		Loan Count	Balance	%
	<= 60	141	3,791,015.09	2.84
	61 - 120	605	16,758,252.68	12.54
	121 - 180	2,214	76,787,104.19	57.45
	181 - 240	552	19,174,434.53	14.35
	301 - 360	416	17,132,470.33	12.82
	Total:	**3,928**	**133,643,276.82**	**100.00**

Combined LTV		Loan Count	Balance	%
	0.01 - 10.00	3	62,000.00	0.05
	10.01 - 20.00	8	339,893.68	0.25
	20.01 - 30.00	7	332,427.86	0.25
	30.01 - 40.00	18	825,146.02	0.62
	40.01 - 50.00	22	1,171,086.97	0.88
	50.01 - 60.00	24	1,423,955.28	1.07
	60.01 - 70.00	39	1,993,180.94	1.49
	70.01 - 80.00	68	3,047,580.70	2.28
	80.01 - 90.00	565	15,623,883.81	11.69
	90.01 - 95.00	721	21,899,889.14	16.39
	95.01 - 100.00	2,453	86,924,232.42	65.04
	Total:	**3,928**	**133,643,276.82**	**100.00**

Documentation Type		Loan Count	Balance	%
	Full/Alt	1,825	56,509,989.75	42.28
	NINA	135	5,460,377.92	4.09
	Reduced	1,211	44,867,249.28	33.57
	Stated/Stated	757	26,805,659.87	20.06
	Total:	**3,928**	**133,643,276.82**	**100.00**

Occupancy Status		Loan Count	Balance	%
	Investment	479	11,990,799.16	8.97
	Primary	3,414	120,707,516.15	90.32
	Secondary	35	944,961.51	0.71
	Total:	**3,928**	**133,643,276.82**	**100.00**

		Loan Count	Balance	%
State	California	997	41,966,320.68	31.40
	Nevada	260	8,008,443.92	5.99
	Arizona	224	5,872,941.72	4.39
	Minnesota	173	5,638,420.17	4.22
	Florida	168	5,371,343.11	4.02
	New York	112	4,997,836.20	3.74
	Washington	143	4,865,162.70	3.64
	Texas	189	4,854,169.73	3.63
	New Jersey	101	4,569,541.66	3.42
	Virginia	122	4,496,414.35	3.36
	Illinois	138	4,422,302.99	3.31
	Oregon	102	3,373,962.46	2.52
	Missouri	115	3,275,339.87	2.45
	Colorado	96	3,266,077.23	2.44
	Maryland	85	3,109,445.34	2.33
	Other	903	25,555,554.69	19.12
	Total:	**3,928**	**133,643,276.82**	**100.00**

		Loan Count	Balance	%
Purpose	Construction/Permanent	1	31,882.56	0.02
	Purchase	2,994	98,396,145.45	73.63
	Refinance - Cashout	723	29,256,367.39	21.89
	Refinance - Rate Term	210	5,958,881.42	4.46
	Total:	**3,928**	**133,643,276.82**	**100.00**

		Loan Count	Balance	%
Property Type	2 - 4 Family	308	12,359,260.80	9.25
	Condominium	377	12,723,543.81	9.52
	PUD	557	18,456,284.62	13.81
	Single Family Residence	2,686	90,104,187.59	67.42
	Total:	**3,928**	**133,643,276.82**	**100.00**

		Loan Count	Balance	%
Lien Position	1	54	3,118,764.28	2.33
	2	3,874	130,524,512.54	97.67
	Total:	**3,928**	**133,643,276.82**	**100.00**

Statistical Collateral Summary – Group 2

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 10/01/03 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	1,091		
Total Outstanding Loan Balance	74,604,341.05		
Average Loan Current Balance	68,381.61	9,969.13	400,000.00
Weighted Average Combined LTV	94.61		
Weighted Average Coupon	9.76		
Weighted Average FICO (Non-Zero)	699		
Weighted Average Age (Months)	4		
% Prepayment Penalties	30.89%		
% Fixed Rate	100.00%		
% Second Liens	99.90%		

Current Rate		Loan Count	Balance	%
	5.001 - 5.500	1	200,000.00	0.27
	5.501 - 6.000	1	14,500.00	0.02
	6.001 - 6.500	10	551,823.35	0.74
	6.501 - 7.000	49	3,390,336.19	4.54
	7.001 - 7.500	83	5,356,463.09	7.18
	7.501 - 8.000	87	5,226,805.40	7.01
	8.001 - 8.500	92	5,924,633.94	7.94
	8.501 - 9.000	116	8,074,432.95	10.82
	9.001 - 9.500	68	4,500,768.88	6.03
	9.501 - 10.000	113	8,174,546.98	10.96
	10.001 - 10.500	116	8,000,147.44	10.72
	10.501 - 11.000	98	6,898,725.84	9.25
	11.001 - 11.500	91	7,142,778.65	9.57
	11.501 - 12.000	84	5,679,991.86	7.61
	12.001 - 12.500	61	4,282,624.15	5.74
	12.501 - 13.000	15	893,233.06	1.20
	13.001 - 13.500	3	167,169.52	0.22
	13.501 - 14.000	3	125,359.75	0.17
	Total:	**1,091**	**74,604,341.05**	**100.00**

FICO		Loan Count	Balance	%
	626 - 650	151	9,986,031.94	13.39
	651 - 675	260	17,108,546.63	22.93
	676 - 700	214	14,913,188.39	19.99
	701 - 725	176	12,451,243.67	16.69
	726 - 750	127	8,842,442.22	11.85
	751 - 775	112	7,735,831.37	10.37
	776 - 800	46	3,298,022.01	4.42
	801 - 825	5	269,034.82	0.36
	Total:	**1,091**	**74,604,341.05**	**100.00**

		Loan Count	Balance	%
Scheduled Balance	0.01 - 25,000.00	100	1,953,752.93	2.62
	25,000.01 - 50,000.00	214	8,341,736.70	11.18
	50,000.01 - 75,000.00	413	26,710,217.50	35.80
	75,000.01 - 100,000.00	265	23,118,430.56	30.99
	100,000.01 - 125,000.00	53	6,009,807.49	8.06
	125,000.01 - 150,000.00	26	3,560,692.53	4.77
	150,000.01 - 175,000.00	4	650,833.61	0.87
	175,000.01 - 200,000.00	6	1,127,823.00	1.51
	200,000.01 - 225,000.00	1	218,283.33	0.29
	250,000.01 - 275,000.00	2	512,750.00	0.69
	275,000.01 - 300,000.00	1	280,000.00	0.38
	300,000.01 - 325,000.00	1	315,000.00	0.42
	325,000.01 - 350,000.00	3	1,030,113.40	1.38
	350,000.01 - 375,000.00	1	374,900.00	0.50
	375,000.01 - 400,000.00	1	400,000.00	0.54
	Total:	**1,091**	**74,604,341.05**	**100.00**

		Loan Count	Balance	%
Original Term	<= 60	7	409,496.79	0.55
	61 - 120	11	691,146.63	0.93
	121 - 180	781	51,611,187.50	69.18
	181 - 240	122	9,217,757.89	12.36
	241 - 300	1	119,436.40	0.16
	301 - 360	169	12,555,315.84	16.83
	Total:	**1,091**	**74,604,341.05**	**100.00**

		Loan Count	Balance	%
Combined LTV	40.01 - 50.00	1	50,000.00	0.07
	50.01 - 60.00	4	324,906.11	0.44
	60.01 - 70.00	8	710,418.03	0.95
	70.01 - 80.00	50	4,053,035.53	5.43
	80.01 - 90.00	255	16,136,199.12	21.63
	90.01 - 95.00	208	13,198,288.36	17.69
	95.01 - 100.00	565	40,131,493.90	53.79
	Total:	**1,091**	**74,604,341.05**	**100.00**

		Loan Count	Balance	%
Documentation Type	Full/Alt	389	24,917,299.24	33.40
	NINA	45	3,234,004.47	4.33
	Reduced	452	32,701,778.96	43.83
	Stated/Stated	205	13,751,258.38	18.43
	Total:	**1,091**	**74,604,341.05**	**100.00**

		Loan Count	Balance	%
Occupancy Status	Investment	41	2,128,151.96	2.85
	Primary	1,033	71,378,311.95	95.68
	Secondary	17	1,097,877.14	1.47
	Total:	**1,091**	**74,604,341.05**	**100.00**